Pfeiffer Vacuum Technology AG
Berliner Strasse 43, D-35608 Asslar

Telefon: 0049 (0) 6441/802-0
Telefax: 0049 (0) 6441/802-365
www: pfeiffer-vacuum.net

VIA EDGAR

Mr. Rufus Decker, Branch Chief
Mr. Gus Rodriguez, Staff Accountant
Mr. Nudrat Salik, Staff Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W., Stop 4-5
Washington, D.C. 20549

Asslar, June 21, 2005

Re:	Pfeiffer Vacuum Technology AG
Form 20-F for the Fiscal Year Ended December 31, 2004
File No. 1-14264

Dear Mr. Decker, Mr. Rodriguez and Mr. Salik:

     This letter is in response to the comment letter dated May 25, 2005, from Mr. Decker to Mr. Manfred Bender, Chief Financial Officer of Pfeiffer Vacuum Technology AG, a stock corporation domiciled in Germany (the “Company”), regarding the comments of the Staff of the Securities and Exchange Commission (the “Commission”) with respect to the above referenced Form 20-F for the year ended December 31, 2004.

     We submit the following information and response with respect to each comment contained in the comment letter. For your convenience, we have set forth each comment from your comment letter in bold typeface and include our response below it.

     In connection with our responses to the Staff’s comments, the Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     We understand that you may have additional questions upon review of our responses or may request supplemental information. We welcome any questions you may have regarding our responses and look forward to working with you to enhance our disclosure in future filings with the Commission.

General

1.	Where a comment below requests additional disclosures or other revisions, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings where applicable.

We appreciate the Staff permitting the Company to make these changes on a prospective basis.

Aufsichtsratsvorsitzender: Dr. Michael Oltmanns
Amtsgericht Wetzlar: HRB 44

Mr. Rufus Decker
Mr. Gus Rodriguez
Mr. Nudrat Salik
June 21, 2005

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 19

2.	Please enhance your management’s discussion and analysis disclosures as follows:

a.	Please quantify the impact of each factor when multiple factors contribute to material fluctuations. For example, please quantify your explanations for significant changes in sales and cost of sales in Germany, Europe (excluding Germany), United States and Asia as well as for each product category in terms of increases or decreases in prices, volume, foreign currency and new product introductions. Please also include an explanation of the underlying reasons for the changes;

For the information of the Staff, we disclosed net sales by geographic area on page 19, and net sales by geographic segment on page F-27, of our Form 20-F for the period ended December 31, 2004. Net sales by geographic area include all sales within a particular area, whether the sales were made by the Company or its subsidiary in the United States. In contrast, net sales by geographic segment include only those sales made by the particular entity within the particular location (for example, net sales in the geographic segment of the United States include only those sales made by the subsidiary in the United States). In future filings we will disclose in our MD&A both net sales and cost of sales by geographic segment as set forth below. While we do have information on cost of sales by geographic segment, we do not have discrete information on cost of sales by geographic area.

	December 31,
	2004		2003
	(€ in thousands)%		(€ in thousands)%
Net Sales by geographic area
Germany	46,962	30.1	40,368	28.0
Europe (excluding Germany)	49,349	31.6	48,314	33.5
United States	33,140	21.2	32,797	22.8
Asia	25,643	16.4	21,659	15.0
Rest of World	1,128	0.7	880	0.7

	156,222	100.0	144,018	100.0

We will include the following in our MD&A in future filings:

Geographic Segments

Sales by geographic segments are:

	December 31,
	2004		2003
	(€ in thousands)%		(€ in thousands)%
Net Sales by geographic segment
Germany	72,295	46.3	65,974	45.8
Europe (excluding Germany)	46,371	29.7	42,459	29.5
United States	33,265	21.3	32,716	22.7
Rest of World	4,291	2.7	2,869	2.0

	156,222	100.0	144,018	100.0

Mr. Rufus Decker
Mr. Gus Rodriguez
Mr. Nudrat Salik
June 21, 2005

Sales in Germany increased from € 66.0 million in 2003 to € 72.3 million in 2004 (a 9.6% increase) due mainly to an increase in the volume of products combined with a more favorable product mix (a greater percentage of the Company’s high price products were sold in 2004 as compared to 2003). These increases in sales came primarily from higher systems sales and growth in the analytical industry market. Sales in the United States increased from $ 37.2 million in 2003 to $ 41.4 million in 2004 (a 11.5% increase) due mainly to the acquisition of new customers primarily in the industrial and analytical industry markets resulting in higher volume and more favorable product mix. However, primarily due to the weakness of the U.S. Dollar, sales in the United States in Euros only increased from € 32.7 million in 2003 to € 33.3 million in 2004 (a 1.7% increase). Sales in Europe (excluding Germany) increased by € 3.9 million because of an increase in volume of sales for larger projects in the coating and research and development markets.

Cost of sales by geographic segments are:

	December 31,
	2004		2003
	(€ in thousands)%		(€ in thousands)%
Net Cost of Sales Segment
Germany	30,797	32.8	24,522	30.0
Europe (excluding Germany)	35,293	37.6	32,845	40.2
United States	24,530	26.1	22,259	27.2
Rest of World	3,286	3.5	2,095	2.6

	93,906	100.0	81,721	100.0

The cost of sales in Germany increased by 25.6% in 2004 as compared to the prior year due to our withdrawal from the DVD business in 2004 which adversely affected cost of sales by approximately € 6.1 million. Without giving effect to this € 6.1 million adverse affect on cost of sales, the cost of sales in Germany decreased to 34.2% of sales as compared to 37.2% in 2003.

The cost of sales in the United States in 2004 increased by € 2.3 million primarily because of the weak U.S. Dollar. However, as a percentage of sales, the cost of sales in the United States in 2004 increased by 5.7% as compared to 2003.

The cost of sales in Europe (excluding Germany) as a percentage of sales in 2004 decreased by 1.3% as compared to 2003. The cost of sales in the Rest of Word as a percentage of sales in 2004 increased by 3.6% as compared to 2003.

Products

Several factors contributed to the increase in total sales during 2004. First, sales of the Company’s core product group, turbo pumps, experienced a shift from low priced pumps to high priced pumps, which led to an increase in the total sales of turbo pumps of € 5.9 million due to the change in product mix. Second, the backing pumps recorded an increase in volume which gave rise to a sales increase of € 1.7 million. Third, due to a volume increase in vacuum instruments and components, the Company generated € 7.3 million more sales in this product group. In addition, newly introduced pumps generated proceeds of approximately € 1.2 million and are included in turbo pump sales (€ 0.8 million) and in backing pump sales (€ 0.4 million).

Additionally, subsequent to December 31, 2004, the Company approved a plan to withdraw from its DVD business. Prior to year end, the Company had not met the assets held for sale criteria in SFAS 144 because board approval was outstanding, but had entered into a restructuring plan which met the criteria of SFAS 146 (see response to comment 16). The

Mr. Rufus Decker
Mr. Gus Rodriguez
Mr. Nudrat Salik
June 21, 2005

cost of sales were increased by approximately € 6.1 million due to the write down of the inventories (€ 5.3 million), the write down of the fixed assets (€ 0.3 million) and the redundancy program (€ 0.5 million).

Services

	Year ended December 31,
	2004	2003	2002
	(€ in thousands)
Net product sales	131,211	118,087	124,797
Net service sales	25,011	25,931	26,145

Total net sales	156,222	144,018	150,942
Cost of product sales	(79,150)	(66,162)	(66,838)
Cost of service sales	(14,756)	(15,559)	(15,687)

Total cost of sales	(93,906)	(81,721)	(82,525)
Gross profit	62,316	62,297	68,417

Service sales decreased slightly from € 25.9 million to € 25.0 million. Customers prefer to purchase new products instead of repairing used products and during good economic conditions, such as the present conditions, a decrease in service sales is common if, as with the Company, such decrease occurs at the same time as an increase in product sales. Cost of service sales as a percentage of service sales decreased slightly from 60.0% to 59.0%.

Foreign Currency Exchange Conversion

The Company prepares its consolidated financial statements in Euros. Total net sales were adversely impacted by € 3.5 million due to the translation of all functional currencies into Euros (the translation of U.S. dollar sales in Euros accounted for € 3.3 million of this adverse impact in total net sales).

b.	Please also discuss the impact on profitability due to increases in energy, steel and aluminum raw material prices. Discuss the overall market movements of these prices during each period, and address any material changes to these prices that have taken place subsequent to the period end;

We will include the following in our MD&A in future filings:

The Company’s continuous management of costs, its long-term cooperation with suppliers (such cooperation generally has been longer than five years) and the availability of secondary sources for important raw materials has led to further cost reductions in 2004 which compensated for increases in energy and raw material prices over the same period of time. For example, gas prices published by the “Statistische Bundesamt” (Bureau for Federal Statistics) increased by 24.5% and electricity by 2.3% in the year 2004. In Germany, the Company has contracts with scheduled price increases for gas of approximately 7.0% and 0.5% for electricity over the same period of time. The contract for gas does not terminate and the contract for electricity terminates on December 31, 2006.

The most important raw material for the Company is aluminium. Approximately 2% of materials purchased by the Company are aluminium and the remaining 98% of the materials purchased by the Company consists of several other materials and manufactured components. With respect to aluminium purchased directly by the Company, Pfeiffer Vacuum has long-term agreements with suppliers for the purchase of aluminium and has been

Mr. Rufus Decker
Mr. Gus Rodriguez
Mr. Nudrat Salik
June 21, 2005

purchasing from these suppliers for more than five years. These contracts include terms whereby the Company must purchase defined quantities and qualities within a defined time frame. These contracts terminate when the defined portions are purchased. The supplier warrants the defined quality and the Company commits itself to purchase the material at agreed prices. During 2004, the market price of aluminium increased by 4.3% based on German published aluminium prices, while the Company incurred no increase in costs compared to 2003 due to the existing contract terms. Additionally, the suppliers of the Company’s manufactured components have not increased prices of the components based on any increase in the price of aluminium. Most of these contracts are usually between one to two years.

c.	Please clarify where you classified the allowance for doubtful accounts recorded for the DVD business, and help us understand why the impact of this charge is not included in your discussion of operating profit for the year ended December 31, 2004. Please also tell us the factors that you considered in determining that the trade receivables of 1,800,000 Euros associated with the DVD business are not collectible; and

In the Form 20-F for the fiscal year ended December 31, 2004, the Company included the allowance for doubtful accounts in cost of sales, including the allowance for doubtful accounts related to its DVD business and addressed the impact as part of its discussion of future sales. In future filings, we will record this expense in the general and administrative line item of the income statement and reclassify prior year costs for consistency purposes and will address separately the impact on operating profits. The receivables related to the DVD business were uncollectible due to the insolvency during the year of a customer in Canada (€ 1.3 million) and the failure of a customer in Taiwan to pay for a product (€ 500,000).

d.	Please discuss the reasons for the decrease in foreign exchange gains from 2,142,000 Euros in the year ended December 31, 2003 to 377,000 Euros in the year ended December 31, 2004. Please refer to Item 5 of the Form 20-F.

We will include the following in our MD&A in future filings:

The Company’s foreign exchange gains amounted to € 2,928,000 in 2003 and decreased to € 1,332,000 in 2004, offset by foreign exchange losses of € 786,000 in 2003 and € 955,000 in 2004. In 2003, the German parent company had a temporary non-interest-bearing loan amounting to $10.2 million (€ 11.2 million) from its U.S. subsidiary denominated in U.S. dollar. In 2003, the German parent company paid off this loan and realized a foreign exchange gain of approximately € 2.6 million, primarily due to the decreased value of the U.S. dollar against the Euro. In 2004, the Company had no comparable impact similar to the repayment of the loan. Additionally, the receivables and payables in U.S. dollars decreased to a small level in 2004 as a result of regular payments, accounting for the majority of remaining changes between 2003 and 2004.

Contractual Obligations, page 34

3.	Please revise your table of contractual cash obligations to include estimated payments under your pension plans and any interest payments on your debt. Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. Please also disclose any assumptions you made to derive these amounts.

We will include estimated payments under our pension plans in our table of contractual cash obligations in future filings. Because we have no bank debt or other interest bearing debt, we will not have corresponding interest payments.

Mr. Rufus Decker
Mr. Gus Rodriguez
Mr. Nudrat Salik
June 21, 2005

The revised table of contractual obligations at December 31, 2004 is set forth below:

	Payments due by period
					More
		Less than			than
	Total	1 year	1-3 years	3-5 years	5 years
	€ in thousands
Operating leases	4,491	1,680	1,806	620	385
Purchase obligations	2,581	583	379	1,619	—
Maintenance contracts	50	34	16	—	—
Convertible bonds payable	794	307	487	—	—
Pension payments *	22,676	1,716	3,779	4,364	12,817

Total contractual obligations	30,592	4,320	6,467	6,603	13,202

*	Pension payments include only payments for the next ten years as reported by the Company’s actuaries.

Note 13 of the Form 20-F for the fiscal year ended December 31, 2004 includes the projected future benefit payments to retired employees in Germany, and therefore, can not be reconciled directly to the contractual obligations table immediately above which includes obligations to all retired employees covered by all the Company’s pension plans.

Quantitative and Qualitative Disclosures about Market Risk, page 56

Commodity Price Risk, page 59

4.	Please disclose the terms of your long-term framework agreements and how they help contain price increases in energy, steel and aluminum raw materials. Please include payments you are required to make under these agreements in your table of contractual cash obligations on page 34, or disclose that they have been included.

Please refer to our response to Staff comment 2.b. above.

Additionally, we have included all required commitments in the table on page 34 of our Form 20-F for the fiscal year ended December 31, 2004.

Item 15. Controls and Procedures, page 60

5.	Please file an amendment to your Form 20-F to disclose your conclusions regarding the effectiveness of your disclosure controls and procedures as of December 31, 2004. Refer to Item 15(a) of the Form 20-F. In doing so, please refile the Form 20-F in its entirety.

In completing our Form 20-F for the year ended December 31, 2004, we believed that it was sufficient to include the required statements regarding the effectiveness of the Company’s disclosure controls and procedures as of December 31, 2004 in the certifications provided in Exhibits 12.1 and 12.2. The certifications were correct and include certifications that the effectiveness of the Company’s disclosure controls and procedures were evaluated as of December 31, 2004. It was an oversight that the conclusions of the Chairman of the Management Board and the Chief Financial Officer regarding the effectiveness of the disclosure controls and procedures were not included in the Form 20-F for the year ended December 31, 2004. The Chairman of the Management Board and the Chief Financial Officer each have concluded, and do certify, that the Company’s disclosure controls and procedures as of December 31, 2004 were effective. As a foreign private issuer, the Company

Mr. Rufus Decker
Mr. Gus Rodriguez
Mr. Nudrat Salik
June 21, 2005

respectfully requests that if be permitted to comply with this requirement on a prospective basis.

Financial Statements

Consolidated Statements of Income, page F-4

6.	Please present revenues from products sales and services separately in your statements of income. Please also present separately the cost of product sales and cost of services. Refer to Rule 5-03(b)(1) and (2) of Regulation S-X.

In future filings, we will separately disclose revenues from product sale and services in our statements of income along with cost of product sales and cost of services as reflected in the table below.

Had we presented the information requested for the years ended December 31, 2004, 2003 and 2002, it would have been comprised of the following:

	Year ended December 31,
	2004	2003	2002
	€	€	€
	(in thousands, except per share data)
Net product sales	131,211	118,087	124,797
Net service sales	25,011	25,931	26,145

Total net sales	156,222	144,018	150,942
Cost of product sales	(79,150)	(66,162)	(66,838)
Cost of service sales	(14,756)	(15,559)	(15,687)

Total cost of sales	(93,906)	(81,721)	(82,525)

Gross profit	62,316	62,297	68,417
Selling and marketing expenses	(20,021)	(20,941)	(24,162)
General and administrative expenses	(13,960)	(12,950)	(12,241)
Research and development expenses	(10,250)	(8,928)	(10,845)

Operating profit	18,085	19,478	21,169
Interest expense	(83)	(246)	(525)
Interest income	1,247	1,803	2,228
Foreign exchange gain	377	2,142	1,946

Income before income tax	19,626	23,177	24,818
Income taxes:
Current	(6,868)	(11,544)	(7,513)
Deferred	(1,132)	1,113	230

	(8,000)	(10,431)	(7,283)

Net income	11,626	12,746	17,535

Net income per ordinary share and ADR:
Basic	1.34	1.46	1.99

Diluted	1.34	1.46	1.99

The cost of product sales and cost of service sales are tracked in Germany using its cost accounting system, but segments outside Germany presently do not track these costs separately. Cost of services for Germany comprise more than 50% of the total cost of services for the Company and its subsidiaries in 2004. Therefore, the Company allocated the

Mr. Rufus Decker
Mr. Gus Rodriguez
Mr. Nudrat Salik
June 21, 2005

costs between product sales and services sales at all other subsidiaries based on the allocations derived in Germany which was the only method available to us.

Consolidated Statements of Cash Flows, page F-7

7.	Please disclose the fixed asset write-downs of 1,400,000 Euros referred to in Note 6 separately as part of operating activities in your statements of cash flows.

The € 1,385,000 fixed asset write-down related to our withdrawal from the DVD business in 2004 and will be separately disclosed in the statement of cash flows in future filings. In future filings, we will reclassify the amount and the table on consolidated statements of cash flows will be as set forth below:

	Year ended December 31,
	2004	2003	2002
	€	€	€
	(in thousands)
Cash flow from operating activities:
Net income	11,626	12,746	17,535
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	3,483	3,959	4,627
Write-down of DVD fixed assets	1,385	—	—
Loss on goodwill impairment	1,037	—	—
Loss (gain) on disposal of fixed assets	7	350	(35)
Change in deferred taxes	1,132	(1,113)	(230)
Provision for doubtful accounts	2,563	824	850
Write down of DVD inventories	5,276	—	—
Effects of changes in operating assets and liabilities:
Trade accounts receivable	451	(2,130)	1,184
Other accounts receivable	(1,940)	1,021	533
Inventories	82	1,480	(881)
Prepaid expenses	51	(65)	603
Other current assets	268	(292)	(560)
Other long-term assets	(303)	(2,894)	90
Accrued pension liabilities	356	4,482	1,789
Pension trust	2	(35,955)	—
Trade and other accounts payable	(48)	746	(1,785)
Income tax liabilities	(926)	4,435	(3,112)
Accrued other liabilities	958	(181)	(1,097)
Customer deposits	850	(859)	90

Net cash provided by (used in) operating activities	26,310	(13,446)	19,601

Note 2 — Summary of Significant Accounting Policies, page F-9

8.	Please disclose the types of expenses that you include in each of the cost of sales, selling and marketing expenses, and general and administrative expenses line items. Please also tell us whether you include inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and the

Mr. Rufus Decker
Mr. Gus Rodriguez
Mr. Nudrat Salik
June 21, 2005

other costs of your distribution network in the cost of sales line item. With the exception of warehousing costs, if you currently exclude a portion of these costs from cost of sales, please disclose:

•	in a footnote the line items that these excluded costs are included in and the amounts included in each line item for each period presented, and

•	in MD&A that your gross profit margins may not be comparable to those of other entities, since some entities include all of the costs related to their distribution network in cost of sales and others like you exclude a portion of them from gross profit margin, including them instead in another line item, such as selling and marketing expenses or general and administrative expenses.

Our inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs and internal transfer costs are included entirely in cost of sales.

In future filings, we will include the following disclosure in our summary of significant accounting policies note:

•	Cost of sales for products and cost of sales for services include all expenses that are related to the (sold) product or service in a direct or indirect manner, for example, material consumption (including inbound freight charges), production related wages and salaries, purchasing and receiving costs, inspection costs, warehousing costs and certain service costs as disclosed separately in the income statement. Inventory excess and obsolescence charges are also recorded in cost of sales as well as warranty related expenses.

•	Selling and marketing expenses mainly include wages and salaries, costs for marketing and advertising and costs related to trade fairs and conventions as well as other merchandising costs (including catalogs, brochures, etc.).

•	General and administrative expenses predominantly include wages and salaries, audit and other general consulting fees and other costs that relate to the company as a whole (e.g., IT consulting).

Inventories, page F-11

9.	Please disclose your accounting policy for establishing reserves for inventory obsolescence.

In our future filings, we will add to our summary of significant accounting policies note a discussion of our policies related to establishing reserves for inventory obsolescence as set forth below:

Inventories are evaluated based on individual inventory items. Reserves are established to reduce the value of inventories when market is lower than cost with market generally defined as net realizable value for finished goods and replacement cost for raw materials and work in process. Excess inventories are quantities of items that exceed anticipated sales or usage. The Company has guidelines for calculating provisions for excess inventories based on the number of months inventories are on hand compared to anticipated sales or usage. Management uses its judgment to forecast sales or usage.

Mr. Rufus Decker
Mr. Gus Rodriguez
Mr. Nudrat Salik
June 21, 2005

Property, Plant and Equipment, page F-12

10.	Given the broad range of useful lives assigned to buildings of 20 to 50 years, please separately discuss the types of assets that fall in each part of the range.

In future filing, we will include the following information related to property, plant and equipment useful lives in our summary of significant accounting policies note as set forth below:

Production halls are amortized over a useful life of 40 to 50 years, production and administration buildings are amortized over 25 years, and other building related assets such as parking sites are amortized over 20 years.

Note 12 — Stock-Based Compensation, page F-20

11.	Please address the following regarding the structure and accounting of your employee participation programs:

•	Please disclose the business purpose of the current structure of your employee participation programs; and

•	Please explain to us how you determined it is appropriate to account for these programs using SFAS 123 as well as how your accounting of these programs complies with this guidance.

We will include the following description of the structure and accounting of our employee participation program in future filings:

The business purpose of the employee participation program is to provide compensation and motivate the management and some key employees by providing them a chance to share in the Company’s stock price development.

In prior years, when stock option plans were not allowed under German law, the use of convertible bonds was common practice among German public companies. The Company’s employee participation program utilizes convertible bonds in lieu of stock options. Under this program, the Company provides an employee a loan to purchase a Company-issued convertible bond. The loan and the nominal value of the convertible bond are equal to each other (and to what would be the exercise price in the case of a stock option) and the interest rate on the loan is equal to the interest rate on the convertible bond. Accordingly, there is no out-of-pocket cost to the Company or to the employee for either the loan or the convertible bond (as in the case of a stock option).

The employee may then exercise his right to convert the bond to Company stock (equivalent to the exercise of a stock option) by repaying the loan to the Company for the nominal value of the convertible bond (which is equal to what would be the exercise price in the case of a stock option).

Generally accepted accounting principles for stock-based awards are contained in two primary accounting standards APB Opinion No. 25 and SFAS 123. Because SFAS 123 and APB Opinion No. 25 apply to all transactions in which an entity grants shares of its common stock, stock options or other equity instruments to its employees the Company considers the convertible bonds to fall within their scope as they meet the definition of an equity instrument. As allowed by SFAS 123, the Company continues to measure compensation cost using the intrinsic value based method of accounting prescribed by APB Opinion No. 25. Accordingly,

Mr. Rufus Decker
Mr. Gus Rodriguez
Mr. Nudrat Salik
June 21, 2005

the Company provides proforma disclosures of net income and earnings per share as if the fair-value based method of accounting had been applied.

Note 13 — Pension Obligations and Similar Obligations, page F-22

12.	Please tell us why the pension benefit payments amount of 1,479,000 Euros used to compute your projected benefit obligation at December 31, 2003 is not equivalent to the pension benefit payments used to compute the fair value of your plan assets at December 31, 2003.

The difference between the pension benefit payments used to compute the projected benefits obligation and the fair value of the plan assets resulted from the fact that the Company’s German pension plans were unfunded until December 2003. As unfunded plans, all benefits were paid directly by the Company which impacted the pension benefit obligation, but not plan assets as they were first contributed in December 2003. In November 2003, the Company established the Pfeiffer Vacuum Trust e.V. and made a cash contribution of € 35,955,000 in December 2003. The benefits paid reduction of € 41,000 from plan assets in 2003 as disclosed in the Company’s Form 20-F for the year ended December 31, 2004 only related to pension payments made for non-German plans, where pension plans were funded and pension trusts established in prior years.

Had we reflected the pension benefit payments for the benefit obligation equal to the benefit payments used to compute the fair value of its plan assets, the revised table would have looked as follows:

	December 31,
	2004	2003
	(€ in thousands)
Change in plan assets
Fair value at beginning of year	38,229	989
Return on plan assets	2,235	171
Company contributions	1,087	37,537
Benefits paid	(1,614)	(1,479)
Other	—	1,204
Impact of foreign currency exchange rate differences	(101)	(193)

Fair value at end of year	39,836	38,229

Note 15 — Commitments and Contingencies, page F-26

13.	Please disclose how you account for (a) step rent provisions and escalation clauses and (b) capital improvement funding and other lease concessions, which may be present in your leases. If, as we assume, they are taken into account in computing your minimum lease payments and the minimum lease payments are recognized on a straight-line basis over the minimum lease term, the note should so state. If our assumption is incorrect, please tell us how your accounting complies with SFAS 13 and FTB 88-1. Paragraph 5.n. of SFAS 13, as amended by SFAS 29, discusses how lease payments that depend on an existing index or rate, such as the consumer price index or the prime interest rate, should be included in your minimum lease payments.

Three office rental operating leases contain rent escalation clauses that were not recognized in the Company’s financial statements on a straight-line basis over the lease term. The income statement impact of these escalation clauses was less than € 10,000 in each of 2004 and 2003. We did not deem those amounts material. In future filings, we will recognize the rent escalation clauses on a straight-line basis. We have no capital improvement funding or other lease concessions.

Mr. Rufus Decker
Mr. Gus Rodriguez
Mr. Nudrat Salik
June 21, 2005

Note 16 — Segment Information, page F-26

14.	Given that on page 57 you state that the German segment generates a part of its revenues in foreign currencies, primarily the U.S. dollar, please disclose how you determine which segment reports a customer’s revenues. It is not clear why all U.S. sales would not be reported in the U.S. segment.

Our segmentation follows the management approach as defined in SFAS 131 which requires segment information to be reported based on how management internally evaluates the operating performance of its business units (segments). The Company’s internal reporting reflects the segment “U.S.” as only containing sales recorded (invoiced) by the U.S. subsidiary and not all U.S. dollar sales. Within the segment “Germany,” there are sales invoiced in U.S. dollars which are mainly included in the intercompany line item. In future filings, the Company will include the following sentence in its segment note:

Results are reflected in each segment based on the geographic segment where sales are invoiced.

Note 17 — Financial Instruments, page F-29

15.	Please disclose whether your foreign currency hedges are fair value hedges or cash flow hedges and provide the corresponding disclosures required by paragraph 45 of SFAS 133 for each type of hedge.

We only have cash flow hedges and in future filings we will include the following disclosure in “Foreign Currency Exchange Hedging”:

Approximately 38% of the Company’s net sales are denominated in currencies other than the Euro, primarily in U.S. dollars. The Company enters into foreign currency forward contracts and options to hedge the exposure of its forecasted sales against currency fluctuations. All derivative financial instruments are entered into only in this scope and qualify for cash flow hedges. Pfeiffer Vacuum recognizes these derivative financial instruments either as assets or liabilities at their fair values. Changes in the value of these cash flow hedges are recorded in stockholders’ equity as a component of other comprehensive income/loss, net of applicable taxes. These amounts are subsequently reclassified into earnings in the same period as the underlying transactions affect operating income.

For the year ended December 31, 2004 and 2003, there were no gains or losses that were recognized in earnings due to hedge ineffectiveness. For the same periods, no gains or losses had to be reclassified from accumulated other comprehensive income into earnings as a result of the discontinuance of cash flow hedges.

The accounting of derivative instruments is based upon the provisions of SFAS 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended. Pfeiffer Vacuum formally designates and documents the financial instruments as a hedge of a specific underlying exposure, as well as the risk management objectives and strategies for undertaking the hedge transaction.

The Company’s contracts are marked to market at period end using quoted forward rates. The fair values recorded in other assets for the periods ended December 31, 2004, and December 31, 2003, were € 551,000 and € 898,000 respectively, and the Company recognized an unrealized loss of € 592,000 and an unrealized gain of € 228,000 respectively, in 2004 and 2003, which resulted in € (360,000) and € 141,000 respectively, being reflected in other comprehensive income net of income tax expense.

Mr. Rufus Decker
Mr. Gus Rodriguez
Mr. Nudrat Salik
June 21, 2005

The Company does not engage in speculative hedging for investment purposes. The maturities for all forward contracts are aligned with the date the sales are anticipated to occur. As of December 31, 2004 and December 31, 2003, no contracts held by the Company had a maturity date greater than one year. Accordingly, the Company expects the entire amount of € 551,000 to be reclassified into earnings during the year 2005.

As of December 31, 2004 and 2003, the notional amounts of the forward contracts were € 15.4 million and € 7.7 million, respectively. All realized gains and losses upon settlement of foreign currency forward contracts are recorded in the income statement as foreign exchange gains/(losses).

The Company performs ongoing credit evaluations of the parties to these contracts and enters into contracts only with well-established financial institutions.

Note 19 — Subsequent Events, page F-30

16.	Please tell us how you met the requirements of paragraph 8 of SFAS 146 to record the redundancy expenses of 1.2 million Euros during the year ended December 31, 2004. Please also provide the disclosures specified in paragraph 20 of SFAS 146 and SAB Topic 5:P.

We have met the requirements of paragraph 8 of SFAS 146 because (a) the redundancy plan was approved by the management, having the corresponding authority to do so, (b) the employees to be terminated, their function and their location were identified in this plan, (c) each dismissed employee was able to calculate their individual indemnity by using the formula set up in the plan (depending on age, seniority and salary) and (d) it was and still is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.

The revised disclosure for the year ended 2004 would be as follows:

During the third quarter of 2004 and after other cost reduction measures proved ineffective, the Company entered into a plan of termination which impacted employees in the DVD business. This business deals with the development and production of manufacturing lines for digital versatile discs and falls within the operating segment Germany.

The Company expected an amount of approximately € 1.2 million for one-time termination benefits and incurred the entire amount as expense in the year 2004. Management expects this termination plan to be completed within the first half of 2005.

A reconciliation of the related liability is as follows:

Year ended
December, 31, 2004
(€ in thousands)
Balance at beginning of year	—
Provisions	1,173
Indemnities paid	(278)

Balance at end of year	895

Mr. Rufus Decker
Mr. Gus Rodriguez
Mr. Nudrat Salik
June 21, 2005

The income statement line items impacted by the € 1.2 million in costs included cost of sales with € 0.5 million, selling and marketing expenses with € 0.3 million, general and administrative expenses with € 0.2 million and research and development expenses with an amount of € 0.2 million.

     The Company again would like to thank the Staff for its comments and its consideration. If you have any questions or need additional information regarding our responses, please do not hesitate to contact our outside counsel Gary Apfel, Esq. of LeBoeuf, Lamb, Greene & MacRae LLP at (213) 955-7350.

Very truly yours,
/s/ Manfred Bender
Manfred Bender,
[Chief Financial Officer]

cc:	Mr. Wolfgang Dondorf—Pfeiffer Vacuum Technology AG
Mr. Gary Apfel—LeBoeuf, Lamb, Greene & MacRae LLP